

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 30, 2007

MAIL Stop 7010

Kenneth A. Camp
President and Chief Executive Officer
Batesville Holdings, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

> **Re: Batesville Holdings, Inc.**
> **Form 10**
> **Filed November 5, 2007**
> **File No. 1-33794**

Dear Mr. Camp:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement

General

1. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible as we may have comments on them.

2. Please clarify your disclosure throughout the filing regarding the tax consequences to investors.
   - Revise your disclosure on pages v and 15 to state that you <u>will</u> receive a tax opinion from counsel and provide the name of counsel providing the opinion.

- Revise the language on pages v and 14, which assumes that the distribution is tax-free, to reflect counsel's tax opinion.
- Clarify your disclosure regarding whether you may waive the receipt of the IRS letter ruling and whether you still expect to receive a tax opinion that the distribution is tax-free if you do not receive this ruling. For example, on page v you state a favorable tax ruling is a condition to the transaction; however, on page 9 you state that the Board may waive this condition.

3. Please clarify whether all of the conditions to the distribution agreement will have occurred prior to sending the information statement, such as receipt of the IRS ruling and tax opinion, and final approval by the Board.

4. Please supplementally submit a copy of the tax opinion and IRS letter for our review.

5. Please include an Interests of Certain Persons section in the forepart of the document if any of the executive officers or directors will receive any benefits or remuneration not received by shareholders in connection with the spin-off. See Item 3 of Schedule 14C.

6. Please revise the information statement to include all information required by paragraphs 8-11 of Item 14 of the Proxy Rules, as Item 1 of Schedule 14C requires this information in the Information Statement. As such, please provide pro forma financial statements showing the disposition of the funeral services business from Hillenbrand Industries, Inc. Please note that an additional purpose of the Information Statement is to allow the shareholders of Hillenbrand the opportunity to see the Hill-Rom medical technology business on a pro forma basis after the distribution of Batesville.

7. Please incorporate by reference the most recent Hillenbrand Industries, Inc 10-K in the Information Statement, as required by Item 13 of Regulation 14A.

8. Please update your financial statements and related disclosures in accordance with Article 3-12 of Regulation S-X.

Questions and Answers About the Separation and Distribution, page 3

What do shareholders need to do to participate in the distribution, page iii

9. Please disclose why no shareholder vote is required for the spin-off.

Does New Hillenbrand plan to pay dividends?, page iv

10. Please provide a cross-reference to the Dividend Policy section on page 24 and describe in detail on page 24 the restrictions in your distribution, debt and other agreements or the legal requirements and their potential impact on your ability to pay dividends at the rates identified. Clearly address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in your Management's Discussion

and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

Risk Factors, page 5

11. Please delete the last sentence of the first paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

12. In order to assess the magnitude of the risk, please quantify the potential legal damages and defense costs discussed in the first risk factor on page 5, the potential additional costs associated with being a stand alone public company in the risk factor entitled "*We have no operating history as a separate publicly traded company*," and the potential tax liability in the event that the distribution is treated as a taxable transaction as discussed in the risk factor entitled "*The distribution could result in significant tax liability*."

The Separation, page 13

13. Please discuss the background of the spin-off in greater detail, including the material business, legal, and financial issues and events that led to the Board's approval of the plan to separate the funeral services and medical technology businesses. Please also address what consideration the Board gave to the allocation of assets, liabilities, rights, and indemnifications between New and Original Hillenbrand in connection with the distribution and judgment sharing agreements. We note your risk factor on page 8 that such agreements may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties.

Reasons for the Separation, page 17

14. Please discuss any risks that the Board considered in specific terms. For example, disclose whether the Board considered the risks you disclose under Risks Relating to the Separation beginning on page 7.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 14

15. Please delete the word "certain" from the heading and the first sentence of the first paragraph. You should discuss all material tax consequences of the transaction.

16. Please revise the first sentence in the first paragraph on page 16 that the summary is for "general information only." This may imply that investors are not entitled to rely on this information

17. Please include counsel's tax opinion in this section of the filing and identify the applicable Internal Revenue Code provisions, regulations and revenue rulings counsel cites in its opinion.

Judgment Sharing Agreement, page 21

18. As you know the staff is currently considering your proposed accounting for the Judgment Sharing Agreement and revisions will be required upon disposition of this issue, in both the Form 10 and the Information Statement.

Dividend Policy, page 24

19. Please be advised that when you disclose the amount of your quarterly cash dividend per share, we may have additional substantive comments. In this regard, if your proposed dividend policy is material to your liquidity, it will be necessary for you to provide investors with additional information to assess your ability to pay the proposed dividend since your combined financial statements for the funeral service business of Hillenbrand Industries do not reflect a history of paying dividends.

Unaudited Pro Forma Combined Financial Statements, page 27

20. We note the Batesville historical combined financial statements include allocations of expenses from Original Hillenbrand, but the pro forma combined financial statements do not include adjustments to reflect all of the incremental costs associated with operating as a separate public company. We would assume that current estimates of such costs are sufficiently developed to include at least a minimum adjustment. Please revise.

21. We note in the description of the Judgment Sharing Agreement on page 22 that Batesville is responsible for bearing all fees and costs incurred in defense of the antitrust litigation matters on its own behalf and on behalf of Original Hillenbrand. Please tell us how these actual costs are reflected in the historical combined financial statements. If the historical combined financial statements do not reflect all fees and costs incurred in defense of the antitrust litigation matters, please revise to include such costs in the pro forma financial statements.

22. We note your discussion of the Distribution Agreement, the Employee Matters Agreement, the Tax Sharing Agreement, and the Shared Services and Transitional Services Agreements on pages 19-24. Please tell us how these agreements are reflected in the pro forma financial statements.

23. We note you have excluded the non-recurring separation costs described in Note 2 from your pro forma income statement. Please tell us how you have reflected these costs in the pro forma balance sheet. We assume that if such costs are to be shared by the two resulting entities, pro forma adjustments to the respective balance sheets would be required.

Other Liquidity Matters, page 48

24. Please disclose the interest rate and material financial covenants and ratios of the five-year senior revolving credit facility.

Executive Compensation, Page 58

25. We note that your compensation programs target your executives' compensation at the median (50th percentile) of the peer group companies. Please revise to disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

26. Please provide a quantitative discussion of the terms of the necessary company and individual performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. We note your statement that you have not disclosed some of these metrics for competitive reasons. However, to the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

27. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For instance, we note that your performance-based incentive compensation programs seek to reward executives when both company and individual goals are achieved. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose this on an individualized basis. See also Item 402(b)(2)(vii) of Regulation S-K.

Transactions With Related Persons, page 87

28. We note that your Corporate Governance Standards for the Board of Directors requires all new proposed transactions with related persons involving executive officers or directors must be reviewed and approved by the Nominating/Corporate Governance Committee of the Board in advance. Please disclose the standards to be applied for approval and ratification of related person transactions. See Item 404(b)(1) of Regulation S-K.

Closing Comments

　　As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brett Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

CC: Charles H. Still, Jr.
       Fax (713) 437-5318